Free Writing Prospectus to Preliminary Pricing Supplement No. 10,720

Registration Statement Nos. 333-250103; 333-250103-01

Dated October 31, 2023; Filed pursuant to Rule 433

Morgan Stanley

2-Year Market-Linked Notes Linked to the Morgan Stanley MAP Trend Horizon Index

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing Entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	Morgan Stanley MAP Trend Horizon Index (MSUSMPTD)
Participation rate:	270% to 285%
Pricing date:	November 27, 2023
Determination date:	November 28, 2025
Maturity date:	December 3, 2025
CUSIP:	61775MQU3
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1666268/000183988223028803/ms10720_424b2-15433.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying	Return on Notes
+20.00%	54.00%
+15.00%	40.50%
+10.00%	27.00%
+5.00%	13.50%
+1.00%	2.70%
0.00%	0.00%
-5.00%	0.00%
-10.00%	0.00%
-15.00%	0.00%
-20.00%	0.00%
-30.00%	0.00%
-40.00%	0.00%
[1]The graph and table assume a participation rate of 270%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $952.50 per note, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date.

●MS & Co., which is a subsidiary of Morgan Stanley and an affiliate of MSFL, is both the calculation agent and the underlying index publisher, and will make determinations with respect to the notes and the underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 2-year term of the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●There are risks associated with the underlying index.

●The level of the underlying index can go down as well as up.

●The base allocation of Sub-Indices in the Asset Portfolio is determined in reference to each Sub-Index’s Risk Budget and volatility.

●There are risks associated with the underlying index’s momentum investment strategy.

●Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

●While the underlying index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the underlying index will not be less than or greater than 5%.

●There can be no assurance that the actual volatility of the underlying index will be lower than the volatility of any or all of the Index Components.

●The volatility target feature of the underlying index may dampen its performance in bullish markets.

●The underlying index is particularly susceptible to “choppy” markets.

●The value of the underlying index and any instrument linked to the underlying index may increase or decrease due to a number of factors, many of which are beyond our control.

●No assurance can be given that the investment strategy used to construct the underlying index will achieve its intended results or that the underlying index will be successful or will outperform any alternative index or strategy that might reference the Index Components.

●Changes in the value of the Index Components may offset each other.

●The Morgan Stanley US 2-Year T-Note Rolling Futures Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the underlying index.

●The underlying index is subject to risks associated with the use of significant leverage.

●The underlying index was established on January 31, 2023 and therefore has very limited actual operating history.

●As the underlying index is new and has very limited actual historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●An investment in the notes involves risks associated with small-capitalization companies, emerging markets equities and bonds, currency exchange rates, commodities, interest rates and credit.

●Adjustments to the underlying index could adversely affect the value of the notes.

●The servicing cost of 0.85% per annum will adversely affect the performance of the underlying index in all cases, whether the underlying index appreciates or depreciates.

●Higher future prices of the futures contracts constituting the Sub-Indices relative to their current prices may lead to a decrease in any payment on notes linked to the underlying index.

●The underlying index may not be fully invested in the Sub-Indices.

●If the underlying index is discontinued and no successor index is available, at maturity, Morgan Stanley will pay an alternative supplemental redemption amount, if any, in lieu of the supplemental redemption amount.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.